UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-23975
A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
First Niagara Financial Group 401(k) Plan
B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
First Niagara Financial Group, Inc.
6950 South Transit Road
P.O. Box 514
Lockport, New York 14095-0514
REQUIRED INFORMATION
The First Niagara Financial Group 401(k) Plan (the “Plan”) is subject to ERISA and therefore is filing the financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA, as of and for the years ended December 31, 2008 and 2007, as an exhibit to this report. Such Plan financial statements and schedule include Reports of Independent Registered Public Accounting Firms thereon.
EXHIBIT INDEX
23.1	Consent of Independent Registered Public Accounting Firm

99
First Niagara Financial Group 401(k) Plan Financial Statements and Schedule as of and for the years ended December 31, 2008 and 2007, with Reports of Independent Registered Public Accounting Firm thereon.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of First Niagara Financial Group, Inc. (as administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	By:	/s/ Julie LaForest
First Vice President — Benefits & Operations Manager
First Niagara Financial Group, Inc.